UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January, 2022

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414
Montreal, QC H4C 2Z6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 6, 2022, Siyata Mobile Inc., a British Columbia (Canada) company the (“Company”), issued a press release announcing that it had priced its underwritten public offering of 8,695,652 common shares (or pre-funded warrants to purchase common shares in lieu thereof) and accompanying warrants to purchase up to 8,695,652 common shares. Each common share (or pre-funded warrant in lieu thereof) is being sold together with one common warrant at a combined effective offering price of $2.30. The Company has also granted the underwriter an option to purchase up to an additional 1,304,347 common shares and an additional 1,304,347 warrants. The Company’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated January 6, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 7, 2022	SIYATA MOBILE INC.

	By:	/s/Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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